GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx
Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

TMM CLOSES ADDITIONAL $35 MILLION RECEIVABLES SECURITIZATION

Mexico City, December 19, 2002 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A), the largest Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico's busiest railway, TFM, announced the closing of an additional $35 million under its receivables securitization program and expects the transaction to be funded early next week. The net balance under the facility now amounts to $78.8 million. The proceeds from the funding will be primarily used by the Company to repay outstanding Euro Commercial Paper.

Additionally, consistent with its announcement on August 29, 2002, Grupo TMM intends to offer to exchange new debt securities for all of the outstanding 9 1/2 percent Senior Notes due 2003 and 10 1/4 percent Senior Notes due 2006. The company expects to commence the offers as soon as practical after the registration statement is declared effective and it has obtained the necessary authorizations.

THE FOREGOING DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com. and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.